

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Haisam Hamie
President
Havana Furnishings Inc.
Edificio Ultramar Plaza
Apt. #4A
47th Street
Panama City, Panama

> **Re: Havana Furnishings Inc.**
> **Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-176684**

Dear Mr. Hamie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Your chart calculating net proceeds appears to have several errors in it. For example, you disclose in the first line that if you sell securities at $0.015 per share less expenses of $0.006, you will receive proceeds of $0.017. As another example, please tell us how you calculated the per share expenses on a minimum and maximum basis. These are only examples. Please review your entire chart and revise.

<u>Summary of Our Offering, page 6</u>

2. Quantify the amount of funding you will need to raise over the next 12 months to continue in business.

<u>The Offering, page 6</u>

3. Please revise the chart summarizing the offering to state the minimum number shares to be sold. Please also revise to disclose the net proceeds to you. The numbers included in the chart appear to be the gross proceeds before estimated expenses of $15,000.

4. Please revise your use of proceeds in the chart as well as on page 12 to reflect the $1,000 per month owed to your consultant Natasha Lysiak as set forth in the consulting agreement filed as Exhibit 10.1 or disclose in more detail where these costs are included in your use of proceeds. In this regard, we note that you appear to have included only $5,000 in consulting fees in your use of proceeds.

<u>Blank Check Issue, page 7</u>

5. We note your disclosure here and on page 24 that you are not a blank check corporation and have no plans or intentions to be acquired or to merge with an operating company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

    • Your disclosure indicates you are a development stage company issuing penny stock;

    • You have no revenue or agreements with customers, suppliers, or manufacturers;

    • You have no assets, except an $8,000 escrow deposit;

    • You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months; and

    • Your registration statement contains very general disclosure related to the nature of your business plan.

    In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company.

Risk Factors, page 8

Because our auditors have issued a going concern opinion…, page 8

6. Please revise the second sentence to state, as stated in the Report of Independent Registered Public Accounting Firm on page F-1, that your auditor has raised substantial doubt as to your ability to continue as a going concern.

We lack an operating history and have losses …, page 8

7. Please reconcile your date of incorporation with disclosure in the first sentence on page 24 and elsewhere in your registration statement, including the date of inception reflected in your financial statements and the date of filing of your charter.

8. In this risk factor, you disclose that you "have not incurred any losses as of the date of this report." This disclosure appears to be inconsistent with the disclosure in your financial statements. Please revise your disclosure to state your net loss as of July 31, 2011.

Because we have only one officer and director …, page 10

9. Please eliminate the disclosure indicating that you believe that your sole officer will be able to monitor your controls and that the information that will be provided to investors will be accurate since it mitigates the point of the risk.

Permanent Loss of Data or a Permanent Loss of Service on the Internet will …, page 10

10. As you presently have no website, please ensure that this risk speaks as to your future operations. In this regard, ensure all of your disclosures do not give the impression that you currently have operations.

Because we may issue additional share of common stock…, page 11

11. We note that your charter authorizes the issuance of 200,000,000 shares, including 100,000,000 of preferred stock. Please revise this risk factor to refer not only to future issuances of your common stock but also future issuances of your preferred stock.

12. It appears that your sole officer and director is a non-U.S. resident. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

- to effect service of process within the United States your non-U.S. resident officer and director;

- to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the above foreign person in the United States;

- to enforce in a Panama court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign person; and

- to bring an original action in a Panama court to enforce liabilities based upon the U.S. federal securities laws against the above foreign person.

Dilution of the Price You Pay for Your Shares, page 13

13. We note your disclosure that as of July 31, 2011 the net tangible book value was $15,000. Please provide us with your calculation of this as it would appear from your audited financial information that the net tangible book value as of July 31, 2011 should be reflected as $7,000. Please amend your filing as appropriate.

Plan of Distribution, page 16

14. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Plan of Operation, page 21

15. We note your disclosure in item 4 that you intend to promote both your services and your products. While we note disclosure elsewhere in your filing referring to your services, the description of your business seems to suggest that your revenue will be based on the sale of products. To the extent you also expect to sell services, please revise your disclosure to describe these services, including the associated revenue and related expenses. Alternatively, revise your disclosure to delete references to your sale of services and, if applicable, refer instead to your sale of products.

Liquidity and capital resources, page 23

16. Please expand your discussion to specifically address liquidity on both a short term and long term basis. Refer to instructions 2 and 5 of Item 303(a) of Regulation S-K. Please specifically address your ability to meet your cash needs for the next 12 months as you develop your business.

Description of Business, page 20

17. We note that you plan to sell restaurant and bar furnishings and accessories online primarily to buyers in Panama. Please revise this section to better describe the actual

operations of your proposed business, focusing on the particular means by which you will generate revenues and incur expenses. For example, explain how large the market in Panama is for your products. Another example, explain how much product you need to sell to become profitable. Further, provide some description of your anticipated margin between the cost of your products and the price you plan to sell your products online, including a description of your planned cost structure in enough detail so that investors can evaluate your business plan. In this regard, we note your disclosure on page 24 that you plan to sell restaurant and bar furnishings and accessories online to the public at wholesale prices. Please also discuss the steps you have taken to date, if any, to identify manufactures or distributors of your product.

Website, page 25

18. Please revise to explain what "secure transaction signio support" is.

19. We note your disclosure in the third paragraph regarding the lack of financial security on the internet. Please revise your risk factors to include appropriate risk factor disclosure or advise us why this is not necessary.

20. We note your discussion of U.S. federal regulation concerning the use of a 128-bit encoding encryption. As it appears that you will be operating in Panama, please also disclose the effect of any similar regulations in Panama.

Shopping at our Online Store, page 26

Source of Products, page 27

21. Please reconcile your disclosure under this heading that you "will enjoy a markup of 200 to 500% at retail" with the disclosure on page 24 that you plan to sell products online to the public at wholesale prices.

22. We note your disclosure in the penultimate paragraph under this heading regarding trade shows. You disclose that you will be attending the Furniture China trade show; however, your use of proceeds related to this offering does not appear to include this expense. Please revise or advise.

Government Regulation, page 30

23. Please revise to disclose any Panama laws or regulations and the effect these laws would have on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

24. We note your statement that you are only authorized to do business in Nevada and that you do not believe you will have to qualify to do business in any other jurisdiction. As it appears that you plan to operate primarily in Panama, please revise to disclose the basis for your statement that you will not need to qualify to do business in Panama.

Description of Securities, page 35

Common Stock, page 35

25. Please revise the first sentence to refer to your common stock as opposed to your capital
stock or advise.

Item 16. Exhibits, page 49

26. Please update Exhibit 23.1 to refer to your auditor. Please make a similar revision to
your exhibit index on page 54.

Exhibit 5.1

27. Please clarify in the first paragraph that SD Mitchell & Associates, PLC has acted as
counsel to the company.

Exhibit 99.1

28. We note the purchase price contained in your subscription agreement is $0.01 per share
while your prospectus discloses that the purchase price is $0.015 per share. Please
explain.

29. We also note your disclosure in the bulleted list on page 16 setting forth the changes to
the material terms of your offering that would allow investors to receive a refund. Please
tell us why these terms are not set forth in this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Sharon D. Mitchell, Esq.
        SD Mitchell & Associates, PLC